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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                Commission File Number O-27202

                           NOTIFICATION OF LATE FILING

     (Check one): [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
     [ ] Form N-SAR

     For Period Ended: June 30, 2003

     [ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-K      [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended:______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                            REGISTRATION INFORMATION

Full name of registrant Advanced Lighting Technologies, Inc.

Former name if applicable_______________________________________

Address of principal executive office (Street and number)
32000 Aurora Road

City, state and zip code Solon, Ohio 44139

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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report, semi-annual report, transition report on
[X] Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and,

     (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously announced, the Company and certain of its United States subsidiaries filed a voluntary petition for protection under the provisions of Chapter 11 of the Federal Bankruptcy Code on February 5, 2003. The Company has recently filed an Amended Plan of Reorganization and related Disclosure Statement in the Chapter 11 Proceedings. An updated amendment of these documents is expected to be submitted on September 30, 2003 and a hearing on approval of the Amended Plan of Reorganization and Disclosure Statement is currently scheduled for October 1, 2003. The individuals involved in the preparation and review of the Form 10-K are also devoting substantial time to the negotiation and drafting of the amended Plan of Reorganization and Disclosure Statement. As a result, the Company believes that it cannot at this time provide the information required to be provided in the Form 10-K without unreasonable effort and expense and because such information may not prove to be accurate. The Company intends to file its Form 10-K when it is able to describe the principal terms of the revised proposed Plan of Reorganization.

     The Company believes it will be able to complete the revision and review of the Form 10-K on or prior to October 14, 2003.

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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this information Steven C. Potts (440) 836-7103

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?

                                                            [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Results of Operations for the year ended June 30, 2003 are expected to reflect a loss from operations of approximately $(6,547,000) as compared to a loss from operations of $(15,458,000) for the year ended June 30, 2002. This includes a reduction in sales from fiscal 2002 to fiscal 2003 of $19,699,000 and a reduction in costs and expenses (cost of sales, marketing and selling, research and development, and general and administrative) from fiscal 2002 to fiscal 2003 of $29,772,000. The Company's loss from operations for the year ended June 30, 2002 included special charges and asset impairment of $(10,561,000), a non-cash charge of $(7,100,000) for the impairment of an officer loan, and a gain on the settlement of lawsuit of $554,000. A detailed discussion of these items can be found in the Company's Report on Form 10-K for the year ended June 30, 2002. The Company's loss from operations for the year ended June 30, 2003 includes special charges and asset impairment of $(13,157,000), a non-cash charge of $(2,700,000) for the impairment of an officer loan, and refinancing and non-recurring items of $(2,387,000) related to the cost of consultants, investment bankers and attorneys involved in the Company's efforts to refinance its Bank Credit Facility and address its capital structure prior to the Company's Chapter 11 filing.

     The net loss for the year ended June 30, 2003 is expected to be approximately $(28,906,000) compared with a net loss of $(100,997,000) for the year ended June 30, 2002. In addition to the items noted above, the net loss for the year ended June 30, 2002 included a cumulative effect of accounting change $(71,171,000) resulting from the adoption of FAS 142, a loss on the sale of a preferred stock investment of $(2,007,000),

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and a gain from the sale of the Company's fixture subsidiaries of $227,000. A detailed discussion of these items can be found in the Company's Report on Form 10-K for the period ended June 30, 2002. In addition to the items noted above, the net loss for the year ended June 30, 2003 includes reorganization expenses of $(7,435,000), a charge of $(703,000) related to the impairment of an investment, and a loss from the sale of the Company's fixture subsidiaries of $(1,003,000) as a result of the final settlement, pending Bankruptcy Court approval, of the issues outstanding related to the sale of the fixture subsidiaries in fiscal 2002. Also, income tax expense increased in fiscal 2003 by $694,000 over income tax expense in fiscal 2002.

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                      Advanced Lighting Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 30, 2003                     By: /s/ Steven C. Potts
                                                 -------------------------------
                                                 Steven C. Potts
                                                 Chief Financial Officer